EXHIBIT 12
CINEMARK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

			Year Ended December 31,
	Period from October 5, 2006 to December 31, 2006	Period from January 1, 2006 to October 4, 2006	2005	2004	2003	2002
Computation of Earnings:
Registrant’s pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(17,695)	$41,354	$37,277	$44,522	$75,699	$69,848
Add:
Fixed charges	56,378	101,491	127,278	111,063	90,629	92,738
Amortization of capitalized interest	117	354	470	460	454	433
Distributed income (loss) of equity investees	154	(1,800)	227	173	141	250
Less:
Capitalized interest	—	(86)	(74)	(407)	(234)	—
Minority interest in pretax income (loss) of subs that have not incurred fixed charges	321	(1,790)	(924)	(4,353)	(3,410)	(599)

Total earnings	$39,275	$139,523	$164,254	$151,458	$163,279	$162,670

Computation of Fixed Charges:
Interest expense	$41,037	$66,109	$82,883	$69,470	$51,853	$55,428
Capitalized interest	—	86	74	407	234	—
Amortization of debt issue costs	1,183	3,082	3,984	3,473	2,310	2,365
Interest factor on rent expense	14,158	32,214	40,337	37,713	36,232	34,945

Total fixed charges	$56,378	$101,491	$127,278	$111,063	$90,629	$92,738

Ratio of Earnings to Fixed Charges	0.70	1.37	1.29	1.36	1.80	1.75